FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 9, 2010	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Consolidated Results of Operations (US GAAP)

Third quarter, year ending March 2010

Nomura Holdings, Inc.

February 2010

This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Overview of third quarter results (p. 4-6)

Overview of third quarter results by division (p.7)

Overview of third quarter results by region (p.8)

Retail business (p.9)

Asset Management (p.10)

Investment Banking (p.11-14)

Global Markets (p.15-18)

Global wholesale business market share (p.19)

Wholesale net revenue share (Oct – Dec 2009)(p.20)

Diversification of long-term funding (p.21)

Robust financial position (p.22)

Level 3 assets (p.23)

We have cleaned our balance sheet (p.24)

Key performance indicators (p. 25–26)

Financial supplement

Consolidated financial highlights (p. 28)

Consolidated balance sheet (p. 29)

Third quarter business segment highlights (p. 30)

Retail (p. 31)

Global Markets (p. 32)

Investment Banking (p. 33)

Merchant Banking (p. 34)

Asset Management (p. 35)

Segment “Other” (p. 36)

Non-interest expenses (p. 37)

Retail related data (p. 38–42)

Global Markets related data (p. 43)

Investment Banking related data (p. 44)

Merchant Banking related data (p. 45)

Asset Management related data (p. 46–47)

Value at risk (p. 48)

Number of employees (p. 49)

Consolidated income (p. 50)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 51)

Main revenue items (p. 52)

NOMURA

Overview of third quarter results

Highlights

Third quarter results

- Profitable for three straight quarters; net revenue of 274.5 billion yen, income before income taxes of 18 billion yen, net income of 10.2 billion yen.
- Both retail and wholesale operations driving revenues with net revenue and income up QoQ in both areas; continued to expand business during quarter.
- Retail maintained focus on consulting services, achieving quarterly net purchases of 3.5 trillion yen and recording highest level of net revenue for current fiscal year at over 100 billion yen.
- In wholesale, Investment Banking returned to profit for first time in six quarters and wholesale overall (Global Markets and Investment Banking) posted higher revenue and income QoQ.
- Booked credit value adjustment of 18 billion yen, 8 billion yen in conversion expenses related to convertible bonds, and 4 billion yen unrealized loss on investment securities.

1Q-3Q results

- Made further progress toward being profitable on full year basis; net revenue of 872.9 billion yen, income before income taxes of 76.7 billion yen, net income of 49.4 billion yen.
- In addition to our solid Retail business in Japan, wholesale operations are now a second revenue engine operating globally and making a significant contribution to revenues.
- Retail focused on providing consulting services, recording monthly net purchases of around 1 trillion yen; net revenue up 30% compared to same period last year.
- In wholesale, platform acquired from Lehman Brothers is now fully operational and performance rebounded from significant loss in same period last year; Global Markets and Investment Banking both profitable on year-to-date basis.
- Booked credit value adjustment of 64 billion yen, 17 billion in conversion expenses related to convertible bonds, and 4 billion yen unrealized gain on investment securities.

	Third quarter results	1Q-3Q results
Net revenue	Y274.5bn	Y872.9bn
Income before income taxes	Y18.0bn	Y76.7bn
Net income[1]	Y10.2bn	Y49.4bn

1. Net income attributable to Nomura Holdings.

4

Overview of third quarter results

Both retail and wholesale (Global Markets and Investment Banking) increased net revenue and income QoQ, despite a decline in investor trading volume.

Fiscal year-to-date net revenue and pretax income

Retail in Japan Wholesale (Global Markets and Investment Banking)

(billions of yen) (billions of yen)

12%

7%

33%

34%

Overview of third quarter results

Adjustments to pretax income

Third quarter pretax income 1Q-3Q pretax income

(billions of yen) (billions of yen)

Business segment pretax income 77 (3Q)

Own credit & CVA -18

Nomura CB -8 conversion cost

Unrealized loss on -4 investment securities

Others -13 Nomura PO fee -16 Pretax income 18 (3Q)

Business segment pretax income 189 (1Q – 3Q)

Own credit & CVA -64

Nomura CB -17 conversion cost

Unrealized gain on +4 investment securities

Others -19

-16

Nomura PO fee

Pretax income 77 (1Q-3Q)

NOMURA

Overview of third quarter results by division

Breakdown of third quarter net revenue and overview of business segment results

Retail

- Retail client assets: Y71.0trn
- Third quarter net purchases: Y3.5trn
- Maintained dominant share of investment trust market

Asset Management

- Assets under management: Y23.1trn
- Public investment trust market share[2]: 20.8%
- Overseas investment advisory assets increased significantly

Investment Banking

- No. 1 in Japan-related ECM, DCM, and M&A league table[3]
- Best M&A house in Korea and Taiwan[4]
- Excellence in Asia Pacific M&A[5]


(billions of yen)
Retail 104.3
Global Markets 163.9
Asset Management 17.2
Investment Banking 44.5
Merchant Banking 1.8

Global Markets

- LSE market share No. 1 for six consecutive months (Jul -Dec 2009)[1]
- Building up business platform in all regions
- Diversification of revenue streams in client businesses led to solid trading revenue

Merchant Banking

- Investments: Y372.3bn (-0.8% YoY)
- Virtually unchanged from prior quarter as no major exits or significant writedowns
- Made progress in increasing value of investee companies

1. Source: London Stock Exchange. Share is Nomura only, does not include Instinet.
2. Share of investment trust market in Japan. Source: The Investment Trusts Association, Japan. Data related to Nomura Asset Management.
3. Source: Thomson Reuters
4. Source: The Asset Asian Awards/North Asia Country Awards 2009
5. Source: Dealogic

Note: All data as of Dec. 31, 2009, unless otherwise indicated.

7

Overview of third quarter results by region

Breakdown of third quarter net revenue and overview of regional results

EMEA

- Ratio of revenues from client businesses continued to increase (Global Markets)
- LSE market share No. 1 for six consecutive months (Jul -Dec 2009)[1] (Global Markets)
- Increased deals in solution business (Investment Banking)
- Increased ECM mandates in Europe (Investment Banking)

US

- Set up organization for four main fixed income products (rates, securitized products, credit, and forex) (Global Markets)
- Equities client flow business off to good start (Global Markets)
- Appointed new IB head (Investment Banking)



(billions of yen)
Non-Japan
Japan
350
300
250
200
150
100
50
0
FY2010.3
1Q
2Q
3Q

Asia ex-Japan

- Market share increased on exchanges across region, e.g. Singapore, South Korea, Taiwan and Malaysia[2] (Global Markets)
- Ranked in top 10 for best sales and trading team in fixed income in Asia (2009)[3] (Global Markets)
- Forex and credit businesses showing strong performance (Global Markets)
- Making progress with onshore businesses in India and Korea (Investment Banking)

Japan

- Net revenue over 100 billion yen on robust sales of investment trusts and public offerings, highest level of net revenue so far this fiscal year (Retail)
- No. 1 in Japan-related ECM, DCM, and M&A league tables[4] (Investment Banking)
- Monthly share on TSE topped 10% in December for first time since 2002 [5] (Global Markets)

1. Source: London Stock Exchange. Share is Nomura only, does not include Instinet.
2. Source: Singapore Exchange, Korea Exchange, Taiwan Stock Exchange, Gre Tai Securities Market, Malaysia Stock Exchange. Comparison of Sep. 30, 2009, and Dec. 31, 2009.
3. Source: FinanceAsia
4. Source: Thomson Reuters
5. Source: Tokyo Stock Exchange

Note: All data as of Dec. 31, 2009, unless otherwise indicated.

8

Focus on consulting services in retail business

Continued to achieve total monthly purchases of Y1trn level, well balanced among stocks, bonds and investment trusts.

Stock sales and number of trades substantially increased throughout this quarter

Total purchases by retail clients Stock sales and number of trades billions of yen (billions of yen) (10 thousands)

4,000 Stocks Bonds Investment Trusts Others

Stock sales Number of trades

700 25

3,500

600

3,000 20

500

2,500

400 15

2,000

300

1,500 10

1,000 200

5

500 100

0 0 0

FY2010. 3 FY2010. 3

1Q 2Q 3Q 1Q 2Q 3Q

Nomura Retail flagship ad campaign graphic, roughly translated as “I’ll ask Nomura for advice”.

Asset Management leading position in Japan

Increased product offering and quality. Maintained leading position for public investment trust outstanding share in Japan.

Winning many Japan equity and global bond investment advisory mandates in Asia, Islamic countries and Europe; AuM increased.

Nomura Asset Management,

20.8%

#10,2.6% #9,2.6% #8,2.6% #7,3.0% #6,3.1% #5,6.4% #3,9.7% #2,14.4% #4,9.2%

Leading position in Japan

Award and Newly launched NEXT FUNDS products

Nomura Global Six Assets Diversified Fund (Profit Distribution Type) awarded Morningstar Fund of the Year for third straight year. Morningstar Award “Fund of the Year 2009” (Domestic hybrid and international hybrid categories)

Launched India stock ETF “NEXT FUNDS S&P CNX Nifty Linked Exchange Traded Fund” and listed on Nov. 26. Lineup of four ETFs linked to BRICs countries. Total of 34 ETFs (as of Dec. 31, 2009)

Share of public investment trust mkt in Japan1,2 (Dec 2009)

Others, 25.6%

Global expansion Investment advisory mandates

Investment advisory mandates from overseas investors increased by Y260bn during the quarter3 with broader investor base and product offering (New mandates or increases over Y10bn)

Regions Europe, Middle East, Asia

Investor types Public and private pension funds, government institutions

Investments Japanese equities (active, passive, RAFI4) global bonds

Investment advisory assets under management2

(trillions of yen)

Overseas Domestic 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 09/03 09/06 09/09 09/12

1. Source: Nomura, based data from The Investment Trusts Association, Japan.

2. Assets under management for Nomura Asset Management shown on non-consolidated basis.

3. Net of new/increase and termination/decrease. Does not include market factors.

4. Investment method based on fundamental index provided by Research Affiliates

Investment Banking net revenue improving globally

Third quarter net revenue doubled QoQ both in Japan and overseas.

Fiscal year-to-date regional revenue

Japan Non-Japan

(billions of yen) (billions of yen)

NOMURA

Investment Banking deals – EMEA and AEJ

M&A

	EMEA[1]			AEJ[2]		
Client	Blackstone Lion Capital	Segro PLC	Anglo American	Kumho Asiana	CIC	KKR
Role	Financial Advisor	Financial Advisor to Brixton	Sole Financial Advisor	Financial Advisor	Sole Financial Advisor	Financial Advisor
Deal	Blackstone/Lion Capital Acquisition of Orangina Schweppes	Acquisition of BRIXTON PLC	Defense Advisor to Anglo American from Xstrata approach	Kumho Asiana's divestment of Daewoo Engineering & Construction	Acquisition of 11% stake in JSC KazMunaiGas Exploration Production	KKR's 100% acquisition of Oriental Brewery from ABInBev
Size	Undisclosed	£1.1bn	US$42,500,000,000	US$2,500,000,000	US$939,000,000	US$1,800,000,000
Date	Nov 2009	Aug 2009	Jul 2009	Pending	Sep 2009	Jul 2009

ECM

	EMEA[1]			AEJ[2]		
Client	UC Rusal	Societe Generale	Givaudan	Maxis	Tata Power	Shanda Game Limited
Role	Joint Bookrunner	Co-Bookrunner	Joint Bookrunner	Joint Bookrunner	Sole Bookrunner	Japanese Sole Bookrunner & Co-Lead Manager
Deal	IPO	Rights Issue	Rights Issue	IPO	CB	IPO
Size	$2,200,000,000	€4,800,000,000	CHF 420,000,000	US$3.3 billion	US$ 300 million	US$ 1.0 billion
Date	Jan 2010	Oct 2009	Jun 2009	Nov 2009	Nov 2009	Sep 2009
Note	1st Russian IPO to list on the Hong Kong exchange		First ECM deal in Switzerland	Largest Southeast Asian IPO ever	First international equity-linked offering in China/ HK since May 2008	Largest U.S. IPO in 2009 year-to-date

DCM

	EMEA[1]			AEJ[2]		
Client	GDF	Republic of Poland	TVN	Industrial Bank of Korea	Republic of Indonesea	Suncorp-Metway
Role	Joint Bookrunner	Joint Bookrunner	Global Coordinator & Joint Lead-Bookrunner	Joint Bookrunner	Joint Arranger and Documentation Agent	Joint Bookrunner
Deal	1.17% due Dec 2014	1.92% due Nov 2012 2.34% due Nov 2014	10.75% Notes due 2017	2.20% due Nov 2011 2.39% due Nov 2012	10-yr Shibosai Bond Guarantted by JBIC	3mYL+30 due Jun 2011
Size	¥65,000,000,000	¥44,800,000,000	€405,000,000	¥26,200,000,000	¥35,000,000,000	¥13,000,000,000
Date	Dec 2009	Nov 2009	Nov 2009	Oct 2009	Jul 2009	Jun 2009

1. EMEA = Europe, the Middle East and Africa
2. AEJ = Asia excluding Japan

12

NOMURA

Investment Banking Asia-Pacific Awards 2009

Asia-Pacific Awards 2009

The Banker Investment Banking Awards 2009	Euromoney	The Asian Banker Achievement Awards 2009	The Asset Triple A Asian Awards 2009
Best Investment Bank from Asia	Best M&A House in China	Achievement Award for Corporate and Investment Banking	Best M&A House in Taiwan Best M&A House in Korea

2009

Best Deal in Taiwan – *The Asset*
KGI Securities acquisition of Taishin Securities

Best Deal in Korea – *The Asset*
US$1.8 billion LBO of the Oriental Brewery Company by KKR and Affinity Equity Partners

Deal of the year | Best Equity Deal | Best Malaysia Deal – *FinanceAsia*
$3.3 billion IPO for Maxis

Best Private Equity Deal | Best Leveraged Financing – *FinanceAsia*
KKR's $1.8 billion takeover of Oriental Breweries

Loan Deal | South Korea Capital Markets Deal – *IFR Asia*
Oriental Brewery US$912 million-equivalent acquisition financing

Malaysia Capital Markets Deal – *IFR Asia*
US$ 3.3billion IPO for Maxis

Asia-Pacific Equity Issue - *IFR Global*
Nomura's ¥454 billion capital raising

Asia-Pacific Loan – *IFR Global*
Oriental Brewery US$912 million-equivalent acquisition financing

Best deal in the Philippines – *The Asset*
Kirin Holdings' acquisition of San Miguel's domestic brewery business and the sale of their stake in San Miguel Corp.

Best Deal in Korea – *FinanceAsia*
SK Telecom's $300 million CB

Best Philippines Deal –*FinanceAsia*
Kirin's sale of a 19.9% stake in San Miguel Corporation and acquisition of 43% stake in San Miguel Brewery

Best Leveraged Financing — *Asiamoney*
Oriental Brewery's US$912m-equivalent acquisition financing

Best IPO – *The Asset*
US$ 3.3billion IPO for Maxis

Best Cross Border M&A | Best LBO – *The Asset*
KKR's US$1.8 billion takeover of Oriental Brewery

13

Investment Banking league tables (2009)

Japan-related equity capital markets bookrunner league table*

FY2009.3 FY2010.3 FY2010.3 FY2010.3

4Q 1Q 2Q 3Q

1 Nomura 11.1% Nomura 42.5% Nomura 28.0% Nomura 41.5%

2 Daiwa 8.9% Daiwa 18.3% MS 10.7% MS 7.2%

3 Shinko 0.2% GS 18.3% JPMorgan 6.9% Daiwa 6.7%

Proceeds (millions of US dollars) and share

FY2009.3 FY2010.3

4Q 1Q 2Q 3Q

Source: Thomson Reuters

*Japan equity and equity-related (excl. self funding). Share based upon proceeds.

2009 M&A financial advisors global league table

Rank Financial Advisor

1 Morgan Stanley

2 Goldman Sachs & Co

3 JPMorgan

4 Citi

5 Credit Suisse

6 Bank of America Merrill Lynch

7 UBS

8 Lazard

9 Deutsche Bank AG

10 Barclays Capital

15 Nomura

Value Market No of (US$m) share deals

624,324 30.1% 311 594,161 28.7% 311 488,396 23.6% 317 456,262 22.0% 221 333,279 16.1% 262 323,388 15.6% 208 313,121 15.1% 256 294,259 14.2% 203 294,006 14.2% 215 272,451 13.2% 94

74,408 3.6% 175

NOMURA

Both Global Equities and Global Fixed Income performing well

Global Markets net revenue comparison

Global Equities



Nomura
Competitors (Average)
100
80
60
40
20
0
2009/4-6
2009/7-9
2009/10-12

Global Fixed Income



Nomura
Competitors (Average)
100
80
60
40
20
0
2009/4-6
2009/7-9
2009/10-12

Note 1: Competitors (average) based on companies for which indexing possible (BarCap, BoA/ML, Citi, CS, DB, GS, JPM, and MS). Oct-Dec period includes US firms only. Indexed, Apr-Jun figures=100. Prepared by Nomura.

2: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

15

NOMURA

Liquidity businesses expanding in Asia-Pacific

Exchanges with license and countries with treasury dealership[1]


National Stock Exchange and Bombay Stock Exchange
400
300
200
100
-
Jan-09
Dec-09
100
145
100
357
Market
Nomura

National Stock Exchange
Bombay Stock Exchange

BSE license obtained in Jun 2008 and NSE in Jul 2008


Bursa Malaysia
150
100
50
-
May-09
Dec-09
100
48
100
111
Market
Nomura

Bursa Malaysia

License obtained in Jul 2009

Korean Stock Exchange

Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Taiwan Stock Exchange

Hong Kong Exchange

Bangkok Stock Exchange

SGX, Singapore

Australian Securities Exchange
License obtained in January 2010




Government bond trading volume
200
150
100
50
0
100
154
1.5x
2009.9
2009.11

India Primary Dealership


Government bond trading volume
600
450
300
150
0
100
533
5.3x
2009.4
2009.11

Australia AOFM

- Exchange with license for equity products in Asia (9 countries)
- Fixed Income Primary Dealership in Asia / AOFM Dealer Panel Member in Australia (2 countries)

1. Excludes Instinet coverage

16

NOMURA

Global Markets business (EAFE[1]) maintaining momentum

EAFE[1] Equities

Recent EAFE[1] achievement

- #1 on LSE (Jul – Dec 2009)[2]

Average # daily cash equity trandes[4]

EMEA **13x** Asia (ex-Japan) **3x**

Month-end live stock and index futures[4]

EMEA **6x** Asia (ex-Japan) **1.6x**

Net revenues


2.5x
FY2008.3 3Q
FY2010.3 3Q

EAFE[1] Fixed Income

Recent EAFE[1] achievement

- Share of client flow business continues to increase
- Ranked in top 10 for best sales and trading team in fixed income in Asia (2009)[3]

Average # daily flow rates and credit trades[4]

EMEA **2x** Asia[5] (ex-Japan) **2x**

Average # daily FX trades[4]

EMEA **19x** Asia[5] (ex-Japan) **1.6x**

Net revenues


2.3x
FY2008.3 3Q
FY2010.3 3Q

1. EAFE=Europe, Australasia, and Far East countries, excluding Japan. Data related to Global Equities, excludes Instinet.
2. Source: LSE. Data related to Nomura London, excludes Instinet.
3. Source: FinanceAsia
4. Volume uplift compares December volumes to pre-integration or go-live month for each business.
5. April to December comparison.

17

Global Markets Americas business build out

Following on from EMEA and Asia, now started building out trading businesses in the Americas.

Global Equities Global Fixed Income

Cash equities (EMEA, Asian and US equities) 1

2.8x

Rates 2

2.1x

FX 2

2.3x

Equity derivatives 4

2.2x

Securitized products 2

CMO underwriting (millions of USD) & ranking3

8.8x

Credit 2

4.8x

1. Average daily trade volume, index

2. Average daily trades.

3. Source: Bloomberg

4. Quarterly revenue, index

Note: Volume uplift compared to pre-integration or go-live month for each business. Excludes Instinet. Currency trading index is monthly summary from September to December.

Global wholesale business market share

Despite sluggish revenue due to decreased activities of global institutional investors, Investment Banking returned to profit for first time in six quarters and wholesale overall (Global Markets and Investment Banking) posted higher revenue and income QoQ.

Revenue share increasing among global competitors

Net revenue and share*

(billion of USD) % share

Wholesale business revenue share* top 10 (Oct-Dec)

* Data are from each company’s latest quarterly financial results available at the time.

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

Wholesale net revenue share1, 2

Investment Banking net revenue share1

Global Equities net revenue share1

Global Fixed Income net revenue share1

1. Data are from each company’s latest quarterly financial results.

2.Wholesale net revenue data based on sum of data from three other charts (Investment Banking, Fixed Income, Equities).

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

Diversification of long-term funding

Highlights

Accelerating diversification of long-term funding in terms of currencies and regions.

In current fiscal year, 41% of funding was done through major currencies (USD, euro).

Increasing funding outside Japan, complementing well-diversified funding in Japan

Issued fixed rate notes outside Japan for first time. €1bn issue three times oversubscribed with participation from more than 270 investors in 26 countries.

Excellent performance in secondary markets.

Currency breakdown

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

Others JPY USD EUR

6%

12%

Outstanding (as of Dec 2009)

11%

30%

Apr-Dec 2009

Regional breakdown

2 December 2009

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

Japan Non-Japan

19%

Outstanding (as of Dec 2009)

43%

Apr-Dec 2009

Unsecured notes issued outside Japan

Nomura

€1 billion

5.125% Senior Unsecured Notes due on Dec-14

Sole Bookrunner

Nomura

Robust financial position

Capital ratio

Financial indicators

(billions of yen) Balance sheet data (Preliminary) 30 Sep 31 Dec Tier 1 1,488 1,989

Total assets Y29.8trn Tier 2 585 559

Shareholders’ equity Y2.11trn

Gross leverage Tier 3 302 303

14.1x Total capital 2,318 2,789

Net leverage 8.7x

(net)1 Y1.1trn RWA 11,131 11,127

Level 3 assets

Liquidity Y4.4trn Tier 1 ratio 13.3% 17.8% Tier 1 Common ratio3 13.2% 17.7% Total capital ratio 20.8% 25.0%

Comparison of capital ratios

Gross leverage and net leverage

Comparison of capital ratios

Tier 1 capital / Risk Weighted Assets 2

= Tier 1 ratio = Tier 1 common ratio3

17.8% 17.7%

Comparison of credit ratings 4

Notch gap

AA AA- A+ A A- BBB+ BBB BBB-

DB UBS BARC JPM BoA Citi GS MS CS Nomura

1. Preliminary (before review)

2. Competitor data in gray dotted area as of December 31, 2009, and others as of September 2009. Nomura data as of December 31, 2009.

3. Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and minority interest.

4. S&P ratings Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

Level 3 assets

Highlights Breakdown of Level 3 assets (as of December 2009)1,2

Net Level 3 assets has been decreasing steadily.

Declined by over Y170bn compared to prior quarter, net level at Y1.1trn as of end of December.

Level 3 assets / Tier 1 capital expected to decline to 55% on net basis.

Net Level 3 assets2

(billions of yen)

1. Preliminary (before review)

2. Net basis after netting off derivative assets and liabilities.

We have cleaned our balance sheet

Majority of assets are highly liquid.

Balance sheet has expanded from last quarter due to business expansion mainly because of the increase in liquid assets.

Balance Sheet composition

FY2010. 3 2Q FY2010. 3 3Q Assets

Billions of yen Billions of yen

Cash and cash equivalent 854.5 3.1% 829.1 2.8% Reverse repos 9,724.3 35.2% 11,476.4 38.5% Government and Municipal bonds 3,789.4 13.7% 4,753.8 15.9% Corporate and Agency bonds 1,579.2 5.7% 1,812.6 6.1% Equities and other 1,777.1 6.4% 1,886.4 6.3% Collateral securities pledged 3,816.2 13.8% 3,621.7 12.1% Derivatives (gross) 1,599.9 5.8% 927.9 3.1% Private equities 320.6 1.2% 323.7 1.1% Leveraged loans 89.4 0.3% 135.2 0.5% Whole loans, Mortgages 296.8 1.1% 285.6 1.0% Other assets 3,814.0 13.8% 3,757.2 12.6% Total assets 27,661.4 100.0% 29,809.6 100.0%

Highly liquid assets

• Increased from 52% to 57% of total assets

Trading assets

• Remain mostly unchanged at 44% of total assets

Less liquid assets

• Cautiously managed

• Currently 3% of Total assets

Key performance indicators (KPI)

Retail

Retail client assets

(trillions of yen)

71.0

68.9

67.2

59.3

FY2010. 3

FY2009. 3

4Q 1Q 2Q 3Q

Global Equities

Share 1

8.2%

9.0%

3.2% 7.7%

Asset Management

Assets under management

(trillions of yen)

22.9 23.1

22.2

20.2

FY2009. 3 FY2010. 3

4Q 1Q 2Q 3Q

Global Fixed Income

Share1

2.2% 3.7%

3.3% 2.4%

FY2009. 3 FY2010. 3 FY2009. 3 FY2010. 3

4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q

1: Data are from each company’s (BarCap, BoA/ML, Citi, CS, DB, GS, JPM, MS, UBS, and Nomura) latest quarterly financial results, available at the time.

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

Key performance indicators (KPI)

Investment Banking

Rank1 Global ECM ranking Global M&A ranking

#9

#10 #7 #13

#13 #15 #16 #22

FY2009.3 FY2010.3

4Q 1Q 2Q 3Q

Merchant Banking

(billions of yen)

Business exposure Pretax income to business exposure ratio

FY2009. 3 FY2010. 3

4Q 1Q 2Q 3Q

Return on equity2

3.0% 7.0%

2.2%

-58.4

FY2009. 3 FY2010. 3

4Q 1Q 2Q 3Q

Cost efficiencies

(billions of yen) Compensation to net revenue ratio Cost reduction (1Q-3Q)3 163%

100

PE 41.5 46% 49% 46%

38.0

20.5

NPE FY2009. 3 FY2010. 3

4Q 1Q 2Q 3Q

Target PE NPE Current

1. Source: Thomson Reuters

2. Return on equity is calculated using annualized quarterly net income (loss). FY2010.3 third quarter accumulated return on equity was 3.6%.

3. PE=Personnel expenses. NPE=Non-personnel expenses.

Financial Supplement

Consolidated financial highlights

Net income (loss) ROE (%)

Full year

(billions of yen)

400 15.5% 20%

8.3%

200 5.2% 304.3 10% 175.8

0 94.7 0% -67.8

-200

-400

-600

-800 -708.2

Quarter

(billions of yen)

100 3.0% 5.0% 3.6% 15%

27.7

11.4 10.2

0 0% -100

-200

-215.8

-300

-342.9

-400

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

Net revenue 799.2 1,145.7 1,091.1 787.3 312.6

Income (loss) before income taxes 206.3 452.0 318.5 -64.9 -780.3

Net income (loss) attributable to Nomura

94.7 304.3 175.8 -67.8 -708.2 Holdings, Inc. (“NHI”) shareholders

Total Nomura shareholders’ equity 1,868.4 2,063.3 2,185.9 1,988.1 1,539.4

ROE (%)1 5.2% 15.5% 8.3% - - Basic-Net income (loss) attributable to NHI

48.80 159.02 92.25 -35.55 -364.69 shareholders per share(yen) Shareholders’ equity per share (yen) 962.48 1,083.19 1,146.23 1,042.60 590.99

FY2009.3 FY2010.3

3Q 4Q 1Q 2Q 3Q

-49.7 99.2 298.4 300.0 274.5

-399.6 -226.9 31.4 27.3 18.0

-342.9 -215.8 11.4 27.7 10.2

1,419.0 1,539.4 1,544.5 1,615.9 2,109.8

- - 3.0% 5.0% 3.6% -179.62 -107.00 4.37 10.22 2.91 743.24 590.99 589.32 580.96 575.16

1. FY2010.3 ROE calculated using accumulated FY2010.3 net income, annualized.

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Consolidated balance sheet

Consolidated balance sheet

Mar. 31, 2009 Dec. 31, 2009 Increase (Decrease)

Assets

Cash and cash deposits 1,423 829 (594) Loans and receivables 1,643 1,765 122 Collateralized agreements 8,413 11,476 3,064

Trading assets and

1 11,673 13,936 2,263 private equity investments

Other assets 1,687 1,804 117

Total assets 24,838 29,810 4,972

(billions of yen)

Mar. 31, 2009 Dec. 31, 2009 Increase (Decrease)

Liabilities

Short-term borrowings 1,183 1,237 53 Payables and deposits 1,242 1,345 103 Collateralized financing 10,158 10,263 105 Trading liabilities 4,752 7,585 2,833 Other liabilities 468 615 147 Long-term borrowings 5,483 6,642 1,159

Total liabilities 23,286 27,686 4,400

Equity

Total Nomura shareholders’ equity 1,539 2,110 570

Noncontrolling interest 12 14 1

Total liabilities and shareholders’ equity 24,838 29,810 4,972

1. Including securities pledged as collateral.

Note: Non-controlling interest, which was previously included in Liabilities, is classified as equity in accordance with SFAS 160. Previously reported amounts have been made to conform to the current year presentation.

NOMURA

Third quarter business segment highlights

Net revenue


(billions of yen)
350
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
-300
-38.2
64.7
10.8
22.7
69.7
-171.1
-35.0
103.2
30.5
13.1
9.4
6.6
61.9
-18.4
288.6
18.7
25.7
187.1
95.4
-37.1
-1.1
301.9
16.5
20.9
3.9
174.5
93.2
-7.1
278.4
17.2
1.8
44.5
163.9
104.3
-53.2

FY2009.3		FY2010.3		
3Q	4Q	1Q	2Q	3Q
-38.2	103.2	288.6	301.9	278.4

Income (loss) before income taxes


(billions of yen)
100
50
0
-50
-100
-150
-200
-250
-300
-350
-400
-388.1
2.3
-295.5
-19.9
-37.6
-2.1
-35.2
-223.0
0.5
-5.5
-130.8
-41.3
-23.0
-22.9
21.7
5.1
62.3
27.9
-5.4
-3.6
-64.6
29.1
4.5
1.3
46.7
26.4
-9.7
-39.9
21.8
4.1
16.3
33.1
35.2
-0.9
-65.9
Other
Asset Management
Merchant Banking
Investment Banking
Global Markets
Retail

FY2009.3		FY2010.3		
3Q	4Q	1Q	2Q	3Q
-388.1	-223.0	21.7	29.1	21.8

Reference

- Retail: p. 31
- Global Markets: p. 32
- Investment Banking: p. 33
- Merchant Banking: p. 34
- Asset Management: p. 35
- Segment "Other": p. 36
- Adjustment of consolidated results and segment results: Income (loss) before income taxes: p. 51

Note1: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

30

NOMURA

Retail

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)


120
100
80
60
40
20
0
-20
69.7
61.9
95.4
93.2
104.3
2.3
-5.5
27.9
26.4
35.2
Net revenue
Income (loss) before income taxes
FY2009.3
FY2010.3
3Q
4Q
1Q
2Q
3Q

Full year

(billions of yen)


500
400
300
200
100
0
304.4
446.5
440.1
402.0
291.9
81.2
197.2
160.9
122.3
18.2
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business performance**
  - Third quarter net revenue was 104.3 billion yen (+12.0% QoQ, +49.7% YoY). Income before income taxes was 35.2 billion yen (+33.5% QoQ, 15x YoY).
  - Net revenue over 100 billion yen on robust sales of investment trusts and public offerings, highest level of net revenue for fiscal year to date.
- **Growing customer base**
  - Retail client assets of 71.0 trillion yen at end of December (+Y2.1trn QoQ).
  - Number of accounts with a balance increased by approx. 24,000 from prior quarter to 4.75 million.
  - 74,000 new accounts opened by retail investors.
- **Investment trust sales**
  - Sales of equity investment trusts totalled 1.603 trillion yen (+0.5% QoQ).
  - Investment trust commissions of 44.7 billion yen (+7.6%QoQ).
  - Newly launched investment trusts (as of December 31).

Nomura North America REIT Fund	300.0 billion yen
Nomura Emerging Bond Fund	284.0 billion yen
Fortis Environmental Stock Fund	89.0 billion yen
DWS/RREEF Global REIT Fund	56.0 billion yen

- **Quarter highlights**
  - Total monthly purchases of around 1 trillion yen balanced among stock, bonds, and investment trusts.

Reference

- Net revenue and income (loss) before income taxes: p. 38
- Retail stock brokerage commissions, commissions for distribution of investment trusts: p. 39
- Retail client assets: p. 40
- Retail client assets: Net asset inflow: p. 41
- Number of accounts: p. 42

31

Global Markets

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)

187.1 163.9 200 174.5

100 62.3 46.7 33.1 9.4

0

-100

-130.8 -200 -171.1

-300 -295.5

Net revenue Income (loss) before income taxes FY2009.3 FY2010.3

3Q 4Q 1Q 2Q 3Q

Full year

(billions of yen)

371.1

400 290.0 243.1 157.7

200 95.6

60.2 58.8

0

-200 -157.3 -226.2

-400

-574.6

-600

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

Business performance

Third quarter net revenue was 163.3 billion yen (-6.1% QoQ ). Income before income taxes was 33.1 billion yen (-29.1% QoQ)

Global Fixed Income

Steady revenues from client businesses.

Flow product business driving revenues in rates and credit.

Global Equities

Booked revenues on major public offerings in Japan and derivative solutions business.

Revenues from US business coming on line, made progress in diversifying revenue sources.

Quarter highlights

Set up fixed income business in US around four main product lines (rates, securitization, credit, forex).

Nomura Europe ranked number one in market share on London Stock Exchange (Jul-Dec).

Monthly share on Tokyo Stock Exchange topped 10% in December for first time since 2002.

Reference

Net revenue and income (loss) before income taxes: p. 43

Value at risk: p. 48

Investment Banking

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)

50 44.5

40

30 22.7 25.7 20.9

20 16.3 6.6

10 0 -10

-5.4 -9.7 -20 -19.9

-30 -40

-50 -41.3

Net revenue Income (loss) before income taxes FY2009.3 FY2010.3

3Q 4Q 1Q 2Q 3Q

Full year

(billions of yen)

120

99.7 99.2

75.4

90 83.1

63.5

51.5

60 44.4

29.2

22.8

30

0

-30

-60 -57.4

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

Business performance

Third quarter net revenue was 44.5 billion yen (2x QoQ, +96.2% YoY). Income before income taxes was 16.3 billion yen.

Returned to profit for first time in six quarters mainly due to Japanese public offerings.

Europe expanded revenues with solutions business.

Increase in underwriting mandates outside Japan.

Major deals

Equity underwriting: MUFG: Y1.07tn

Nomura Holdings: Y450bn Hitachi: Y264.5bn

IPO: Maxis (Senior co-lead manager) USD3.3bn

CB: Tata Power (Sole bookrunner ) USD300m

Reference

Net revenue and income (loss) before income taxes: p. 44

League tables: p. 44

Merchant Banking

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)

40

20

1.8 3.9

0 -1.1 -0.9 1.3 -18.4 -3.6 -20 -35.0 -23.0 -40 -37.6 Net revenue Income (loss) before income taxes FY2009.3 FY2010.3

3Q 4Q 1Q 2Q 3Q

Business performance

Third quarter net revenue was 1.8 billion yen. Loss before income taxes was 0.9 billion yen.

Virtually unchanged from prior quarter as no major exits or significant writedowns.

Increased value of investee companies.

Full year

(billions of yen)

80 68.2 65.0 64.8

60

40 55.4 52.8 53.3

20 7.3

0

-3.0

-20 -40 -60

Reference

Net revenue and income (loss) before income taxes: p. 45

Business exposure: p. 45

-80 -69.9 -85.3

-100

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 34

Asset Management

Net revenue and income (loss) before income taxes

Quarter



(billions of yen)
30
20
10
0
-10
10.8
13.1
18.7
16.5
17.2
-2.1
0.5
5.1
4.5
4.1
Net revenue
Income (loss) before income taxes
FY2009.3
FY2010.3
3Q
4Q
1Q
2Q
3Q

Full year



(billions of yen)
100
80
60
40
20
0
47.6
64.1
88.1
88.7
59.8
13.0
23.8
39.4
34.0
7.4
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business performance**
  - Third quarter net revenue was 17.2 billion yen (+4.7% QoQ, +59.1% YoY). Income before income taxes was 4.1 billion yen (-8.8% QoQ).
  - Assets under management increased by 200 billion yen from the end of September to 23.1 trillion yen as of the end of December.

- **Outstanding balance of Asset Management products sold via bank channels in Japan**

Banks, others[1]:	Y1.165trn (-Y7.0bn from end of September)
Japan Post Bank:	Y447.9bn (+Y8.4bn from end of September)

- **Quarter highlights**
  - Nomura Global Six Assets Diversified Fund (Profit Distribution Type) awarded Morningstar Fund of the Year for third straight year.
  - Launched "NEXT FUNDS S&P CNX Nifty Linked Exchange Traded Fund" and listed on Nov. 26.
  - Awarded license to manage commodity investment trusts, will make use of diversified product lineup including ETFs.
  - Winning many Japan equity and global bond investment advisory mandates; AuM increased.

Reference

- Net revenue and income (loss) before income taxes: p. 46
- Assets under management: p. 46-47
- Investment trust related data: p. 47

1. Excludes Japan Post Bank and Nomura Trust & Banking.

Note: The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

35

NOMURA

Segment "Other"

Income (loss) before income taxes



Full year
Quarter
(billions of yen)
60
40
20
0
-20
-40
-60
-80
Includes ¥34.0bn related to Nomura Real Estate Holdings IPO
Fortress impairment of ¥62.3bn
Credit value adjustment \40bn
8.5
-27.3
17.8
-20.9
-65.4
-35.2
-22.9
-64.6
-39.9
-65.9
JAFCO impairment of ¥13.6bn

	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3		FY2010.3		
						3Q	4Q	1Q	2Q	3Q
Net gain / loss on trading related to economic hedging transactions	-9.7	-64.8	-38.4	-9.7	64.2	40.3	2.7	3.3	1.9	**-24.9**
Realized gain on investments in equity securities held for operating purposes	7.0	8.4	18.1	1.5	-2.4	-1.4	0.2	0.1	-0.5	**0.1**
Equity in earnings of affiliates	7.3	27.8	53.2	4.7	-0.7	-0.4	-6.4	3.7	0.6	**1.9**
Corporate items	4.5	-7.4	-11.1	-13.4	-70.5	-35.0	-27.6	-24.9	-19.6	**-10.7**
Others[1]	-0.6	8.7	-4.1	-4.0	-56.0	-38.7	8.2	-46.7	-22.4	**-32.2**
Income before income taxes	8.5	-27.3	17.8	-20.9	-65.4	-35.2	-22.9	-64.6	-39.9	**-65.9**

- **Business Performance**
  - Third quarter loss before income taxes of 65.9 billion yen.
  - Booked credit value adjustment of 18 billion yen, 8 billion yen in conversion expenses related to convertible bonds, and 4 billion yen unrealized loss on investment securities.

1. Businesses not included in the five business divisions (Nomura Trust & Banking, etc.) are included in others.

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

36

Non-interest expenses

Other

Business development expenses

Occupancy and related depreciation

Information processing and communications

Commissions and floor brokerage

Compensation and benefits

Full year Quarter

(billions of yen) (billions of yen)

1,200 1,000 800 600 400 200 0

607.2 687.9 852.2 1,092.9 349.9 326.1 266.9 272.7 256.6

400 300 200 100 0

Business Performance

– Third quarter non-interest expenses of 256.6 billion yen (-5.9% QoQ)

– Despite increased expenses for US build out, etc., cost cutting project is producing results and overall expenses were down.

FY2009.3 FY2010.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 QoQ

3Q 4Q 1Q 2Q 3Q

Compensation and benefits 311.3 331.0 366.8 491.6 161.8 161.7 138.1 146.6 126.2 -13.9% Variable-ty pe compensation and benef its 150.5 157.6 174.7 129.9 26.1 31.3 50.3 57.6 37.5 -35.0% Commissions and floor brokerage 31.4 49.8 90.2 73.7 17.6 17.1 20.0 21.7 22.9 5.6% Inf ormation processing and communications 89.1 109.5 135.0 155.0 40.8 46.2 40.2 43.9 43.9 0.0% Occupancy and related depreciation 50.8 57.4 64.8 78.5 23.2 22.2 22.0 22.6 21.3 -5.8% Business development expenses 30.6 35.3 38.1 31.6 8.1 8.6 6.3 6.4 6.5 2.6% Other 94.1 105.0 157.2 262.6 98.3 70.4 40.4 31.5 35.7 13.2% Total 607.2 687.9 852.2 1,092.9 349.9 326.1 266.9 272.7 256.6 -5.9%

Reference

Number of employees: p. 49

Retail related data (1)

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3		FY2010.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Commissions	174.0	269.4	251.4	225.9	151.0	28.9	35.5	55.9	59.8	**62.3**	**4.1%**	**115.1%**
Sales credit	73.7	109.0	96.8	94.2	71.4	22.8	12.3	20.0	15.5	**13.3**	**-14.5%**	**-41.8%**
Fees from investment banking	24.5	26.4	24.0	14.9	13.4	5.6	3.7	7.2	5.1	**15.1**	**195.0%**	**169.3%**
Investment trust administration fees and other	26.1	34.4	47.5	59.7	50.9	10.9	9.3	11.1	11.8	**12.1**	**3.0%**	**11.5%**
Net interest revenue	6.1	7.4	20.4	7.3	5.2	1.4	1.1	1.2	0.9	**1.5**	**65.4%**	**7.0%**
Net revenue	304.4	446.5	440.1	402.0	291.9	69.7	61.9	95.4	93.2	**104.3**	**12.0%**	**49.7%**
Non-interest expenses	223.2	249.3	279.3	279.7	273.6	67.4	67.5	67.5	66.8	**69.1**	**3.5%**	**2.6%**
Income before income taxes	81.2	197.2	160.9	122.3	18.2	2.3	-5.5	27.9	26.4	**35.2**	**33.5%**	**1442.6%**
Domestic distribution volume of investment trusts[1]				9,846.9	6,825.1	1,319.7	1,637.8	2,327.2	2,446.8	**2,438.2**	**-0.4%**	**84.8%**
Bond investment trusts				3,681.8	2,731.6	625.5	591.4	624.0	593.3	**544.8**	**-8.2%**	**-12.9%**
Stock investment trusts				4,816.1	2,969.3	423.3	867.5	1,425.0	1,595.4	**1,602.7**	**0.5%**	**278.6%**
Foreign investment trusts				1,349.0	1,124.2	270.9	178.9	278.3	258.0	**290.7**	**12.7%**	**7.3%**
Other												
Accumulated value of annuity insurance policies	446.4	683.3	990.4	1,205.3	1,413.3	1,358.9	1,413.3	1,462.5	1,507.0	**1,542.5**	**2.4%**	**13.5%**
Sales of JGBs for individual investors (transaction base)	1,290.6	747.8	615.2	292.3	109.6	12.8	7.8	8.1	7.0	**4.7**	**-32.7%**	**-63.4%**
Retail foreign currency bond sales	1,154.4	1,119.2	677.1	954.0	867.4	142.7	156.7	288.4	252.6	**215.3**	**-14.8%**	**50.9%**

1. **Nomura Securities.**

38

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Stock brokerage commissions

Commissions for distribution of investment trusts

Full year Quarter

(billions of yen) (billions of yen)

180 70

60 150

50 120

40 90 30

60

20

30 10

0 0

FY2009.3 FY2010.3

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions 103.0 153.6 98.3 75.1 50.8 15.0 10.3 15.8 14.7 12.3 -16.2% -18.0%

Commissions for distribution of investment trusts1 49.9 95.9 124.7 124.5 79.8 8.3 19.7 39.8 41.5 44.7 7.6% 440.6%

1. Nomura Securities

Retail related data (3)

Retail client assets1

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

Full year Quarter

(trillions of yen)

100

85.2

80.5

80 72.2 68.9 71.0

67.2

61.2 59.3

60 40 20 0

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009

Equities 33.5 49.3 48.5 37.2 28.6 34.6 35.7 37.3 Foreign currency bonds2 4.0 3.6 3.3 2.7 5.5 5.8 5.7 5.6 Domestic bonds3 11.8 13.1 16.4 16.5 13.0 13.3 13.6 13.5 Stock investment trusts 3.3 5.3 7.4 7.3 5.0 5.9 6.4 6.8 Bond investment trusts 4.9 4.5 4.7 4.4 4.0 3.9 3.9 4.0 Overseas mutual funds 1.9 2.3 2.0 1.7 1.4 1.5 1.5 1.5 Other4 1.9 2.3 2.9 2.5 1.9 2.0 2.2 2.2 Total 61.2 80.5 85.2 72.2 59.3 67.2 68.9 71.0

1. Domestic Client Assets name changed to Retail client assets.

2. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

3. Includes CBs and warrants.

4. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen)

8,000

6,749

5,975

6,000

4,868 4,928 4,581

4,000

2,003 1,879 2,000 1,610 1,441 1,013 0

FY2009.3 FY2010.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

3Q 4Q 1Q 2Q 3Q

1. Retail client assets exclude portion from regional financial institutions. Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

Number of accounts / IT share1

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009

(thousands) Accounts with balance 3,678 3,780 3,953 4,165 4,467 4,494 4,517 4,751

Equity holding accounts 1,680 1,745 1,853 2,027 2,347 2,378 2,399 2,410

Nomura Home Trade (online trading accounts) 1,716 1,969 2,243 2,765 3,095 3,130 3,166 3,119

Full year Quarter

FY2009.3 FY2010.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

3Q 4Q 1Q 2Q 3Q

New individual accounts (thousands) 425 343 417 580 608 218 81 65 71 74 IT share1 No. of orders 52% 55% 55% 57% 59% 56% 60% 61% 60% 56% Transaction value 24% 27% 27% 29% 29% 27% 29% 31% 29% 26%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

NOMURA

Global Markets related data

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3		FY2010.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Global Fixed Income	119.8	173.8	123.1	-119.9	-217.2	-172.1	5.4	105.4	76.6	**70.5**	**-7.9%**	**-**
Global Equities	90.2	168.5	147.9	206.0	98.9	7.3	22.8	92.8	93.4	**90.1**	**-3.5%**	**1137.6%**
Other	33.1	28.8	19.1	9.5	-38.9	-6.2	-18.8	-11.1	4.6	**3.2**	**-28.8%**	**-**
Net revenue	243.1	371.1	290.0	95.6	-157.3	-171.1	9.4	187.1	174.5	**163.9**	**-6.1%**	**-**
Non-interest expenses	182.9	213.4	231.2	321.8	417.4	124.4	140.2	124.9	127.8	**130.8**	**2.3%**	**5.1%**
Income before income taxes	60.2	157.7	58.8	-226.2	-574.6	-295.5	-130.8	62.3	46.7	**33.1**	**-29.1%**	**-**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Monoline insurer-related exposure

Credit derivative transactions with monoline insurers (excluding provisions and hedged exposure)

Dec. 31, 2009 (millions of US$)

Monoline insurers by credit rating[1] (No. of companies)	Notional	Gross exposure	Counterparty risk reserves and other adjustments	Net exposure
A(1)	$210	$53	$7	$46
Non-investment grade(4)	$8,282	$3,621	$3,200	$421
Total	$8,492	$3,674	$3,207	$467

Sep. 30, 2009 (millions of US$)

Monoline insurers by credit rating[1] (No. of companies)	Notional	Gross exposure	Counterparty risk reserves and other adjustments	Net exposure
AA(1)	$211	$63	$7	$56
Non-investment grade(4)	$8,297	$3,125	$2,659	$466
Total	$8,508	$3,188	$2,666	$522

1. **Based on S&P or Moody's depending on which rating is lower.**

43

NOMURA

Investment Banking related data

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3		FY2010.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Net revenue	75.4	99.7	99.2	83.1	63.5	22.7	6.6	25.7	20.9	**44.5**	**112.3%**	**96.2%**
Non-interest expenses	46.2	48.1	54.8	60.3	120.9	42.6	47.9	31.1	30.7	**28.2**	**-8.0%**	**-33.8%**
Income before income taxes	29.2	51.5	44.4	22.8	-57.4	-19.9	-41.3	-5.4	-9.7	**16.3**	**-**	**-**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

League tables

Equity capital markets bookrunner league table
Japan equity and equity-related (excl. self funding)

Rank	Bookrunner	Jan. 1, 2009–Dec. 31, 2009		
		Proceeds (US$m)	Mkt share	No. of deals
1	Nomura	23,900	37.2%	46
2	Daiwa Securities SMBC	5,111	8.0%	12
3	Goldman Sachs	4,182	6.5%	5
4	Morgan Stanley	3,829	6.0%	5
5	JP Morgan	3,381	5.3%	4
6	Mitsubishi UFJ Financial Group	1,315	2.0%	9
7	Bank of America Merrill Lynch	1,212	1.9%	4
8	Mizuho Financial Group	1,093	1.7%	11
9	Nikko Citi	1,091	1.7%	3
10	UBS	1,076	1.7%	4

M&A financial advisors league table
Japan announced deals

Rank	Advisor	Jan. 1, 2009–Dec. 31, 2009		
		Rank Value (US$m)	Mkt share	No. of deals
1	Nomura	43,260	33.4%	130
2	Mizuho Financial Group	41,622	32.2%	141
3	Goldman Sachs	29,921	23.1%	18
4	Daiwa Securities SMBC	29,705	22.9%	93
5	JP Morgan	26,040	20.1%	16
6	Citi	23,097	17.8%	32
7	UBS	23,081	17.8%	19
8	Mitsubishi UFJ Financial Group	21,392	16.5%	69
9	Morgan Stanley	20,052	15.5%	21
10	Bank of America Merrill Lynch	19,708	15.2%	27

Global equity & equity-related bookrunner league table

Rank	Bookrunner	Jan. 1, 2009–Dec. 31, 2009		
		Proceeds (US$m)	Mkt share	No. of issues
1	JP Morgan	103,675	12.0%	389
2	Goldman Sachs	83,180	9.6%	262
3	Bank of America Merrill Lynch	71,081	8.2%	304
4	Morgan Stanley	67,335	7.8%	285
5	Citi	57,972	6.7%	255
6	UBS	55,500	6.4%	264
7	Credit Suisse	50,487	5.9%	216
8	Deutsche Bank	39,379	4.6%	198
9	Nomura	34,265	4.0%	73
10	RBS	14,375	1.7%	111

Domestic straight bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2009–Dec. 31, 2009		
		Proceeds (¥m)	Mkt share	No. of issues
1	Nomura	2,201,550	26.8%	115
2	Mizuho Financial Group	1,932,487	23.5%	93
3	Daiwa Securities SMBC	1,545,131	18.8%	81
4	Mitsubishi UFJ Securities	1,466,829	17.8%	61
5	Nikko Cordial Securities	645,235	7.9%	16
6	Nikko Citi	247,317	3.0%	16
7	Bank of America Merrill Lynch	44,993	0.6%	4
8	Goldman Sachs	43,327	0.5%	2
9	Barclays Capital	35,900	0.4%	3
10	Toyota Financial Services Sec.	30,000	0.4%	4

Source: Thomson Reuters

44

NOMURA

Merchant Banking related data

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q	FY2010.3 2Q	FY2010.3 3Q	QoQ	YoY
Net revenue	7.3	68.2	65.0	64.8	-69.9	-35.0	-18.4	-1.1	3.9	**1.8**	**-54.0%**	**-**
Non-interest expenses	10.4	12.8	12.2	11.5	15.4	2.6	4.6	2.5	2.6	**2.6**	**1.2%**	**1.3%**
Income before income taxes	-3.0	55.4	52.8	53.3	-85.3	-37.6	-23.0	-3.6	1.3	**-0.9**	**-**	**-**

Business exposure


Full year
Quarter
(billions of yen)
Terra Firma
Asia
Europe (excluding Terra Firma)
Japan
600
500
400
300
200
100
0
457.6
132.1
439.1
98.7
543.4
231.2
381.4
210.9
366.3
254.9
382.1
260.2
368.6
256.3
372.3
256.0

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009
Japan	108.4	59.9	195.5	169.5	191.7	190.2	187.2	**186.8**
Europe (excluding Terra Firma)	23.7	38.8	35.7	41.4	60.0	66.6	65.9	**65.9**
Asia	-	-	-	-	3.2	3.4	3.1	**3.3**
Sub Total	132.1	98.7	231.2	210.9	254.9	260.2	256.3	**256.0**
Terra Firma	325.5	340.4	312.2	170.5	111.4	122.0	112.3	**116.3**
Total	**457.6**	**439.1**	**543.4**	**381.4**	**366.3**	**382.1**	**368.6**	**372.3**

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.
Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

45

Asset Management related data (1)

FY2009.3 FY2010.3

(billions of yen) FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 47.6 64.1 88.1 88.7 59.8 10.8 13.1 18.7 16.5 17.2 4.7% 59.1%

Non-interest expenses 34.6 40.3 48.7 54.8 52.4 12.9 12.6 13.5 12.0 13.2 9.8% 1.8%

Income before income taxes 13.0 23.8 39.4 34.0 7.4 -2.1 0.5 5.1 4.5 4.1 -8.8% -

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation. The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management

Full year Quarter

(trillions of yen)

35 30 27.0 25.8

25 23.1 22.9 23.1 22.2

20.2 20

17.9 15 10 5 0

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management. Nomura Funds Research and Technologies America data as of end of November 2009.

Asset Management related data (2)

Nomura Asset Management assets under management Domestic public investment trust market and Nomura Asset Management market share

Overseas investment advisory

Domestic investment advisory

Privately placed investment trusts

Public bond investment trusts

Public stock investment trusts

Full year Quarter

(trillions of yen) 30

25.9 25 24.3 21.9 21.8 21.0 21.1 20 19.0 16.0 15 10 5 0

(trillions of yen) Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009

Domestic public stock investment trusts

Market 28.9 45.0 59.4 57.7 40.4 45.9 48.0 50.2

Nomura’s share (%) 15% 15% 18% 17% 16% 17% 17% 16%

Domestic public bond investment trusts

Market 13.5 13.5 13.2 12.0 11.1 11.2 11.3 11.2

Nomura’s share (%) 42% 42% 44% 44% 43% 43% 43% 43%

Source: Investment Trusts Association, Japan

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009

Investment trusts 10.8 14.0 18.8 17.2 13.0 14.3 14.8 14.6

Public stock investment trusts 4.4 6.9 10.8 9.8 6.5 7.7 8.2 8.0

Public bond investment trusts 5.6 5.6 5.8 5.3 4.8 4.8 4.9 4.8

Privately placed investment trusts 0.8 1.5 2.2 2.0 1.6 1.8 1.7 1.8

Investment advisory 5.1 7.0 7.1 7.1 6.0 6.8 7.0 7.4

Domestic investment advisory 3.2 4.0 3.7 4.6 4.3 4.6 4.7 4.7

Overseas investment advisory 2.0 3.0 3.4 2.4 1.7 2.3 2.3 2.7

Total 16.0 21.0 25.9 24.3 19.0 21.1 21.8 21.9

Nomura Asset Management net asset inflow Full year Quarter

(trillions of yen) FY2009.3 3Q 4Q FY2010.3 1Q 2Q 3Q FY 2005.3 FY 2006.3 FY 2007.3 FY 2008.3 FY 2009.3

Public stock investment trusts -0.1 1.0 3.8 2.0 0.0 -0.1 0.3 0.2 0.3 -0.5

Exclude ETF 0.2 1.4 3.7 1.8 -0.4 -0.1 0.2 0.3 0.2 -0.3

Public bond investment trusts -0.7 0.0 0.2 -0.5 -0.5 -0.3 -0.1 0.0 0.1 -0.1

Privately placed investment trusts 0.3 0.5 0.7 0.2 0.1 0.0 -0.1 -0.1 -0.1 0.0

Net asset inflow -0.5 1.5 4.6 1.7 -0.4 -0.4 0.1 0.1 0.3 -0.6

Value at risk

Definition

99% confidence level (2.33 standard dev.)

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2009, to December 31, 2009 (billions of yen)

Maximum: 15.2

Minimum: 9.9

Average: 12.7

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009 (billions of yen)

Equity 3.0 6.0 4.7 4.2 3.8 4.4 2.6 2.9

Interest rate 2.8 3.3 3.7 4.7 6.7 4.0 3.4 6.3

Foreign exchange 0.7 1.4 1.4 8.0 8.7 12.1 10.9 11.2

Sub-total 6.5 10.7 9.8 16.9 19.2 20.5 17.0 20.3

Diversification benefit -2.4 -3.7 -3.6 -6.8 -7.5 -7.1 -5.2 -6.6

VaR 4.1 7.0 6.2 10.1 11.7 13.4 11.8 13.7

Number of employees

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Dec.31, 2009

Japan (excluding FA)1 9,236 9,618 10,667 11,561 12,929 12,977

Japan (FA)2 1,875 1,948 2,174 2,377 2,391 2,244

Europe 1,535 1,515 1,791 1,956 4,294 4,402

Americas 1,026 1,073 1,322 1,063 1,079 1,643

Asia ex-Japan3 718 778 900 1,070 4,933 4,877

Total 14,390 14,932 16,854 18,026 25,626 26,143

1. Excludes employees of private equity investee companies.

2. Figures up to March 2008 include savings advisors.

3. Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

NOMURA

Consolidated income

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3		FY2010.3		
						3Q	4Q	1Q	2Q	3Q
Revenue										
Commissions	222.0	356.3	337.5	404.7	306.8	73.4	66.3	102.0	95.4	**101.0**
Fees from investment banking	92.3	108.8	99.3	85.1	55.0	19.7	11.8	29.7	15.6	**44.5**
Asset management and portfolio service fees	78.5	102.7	146.0	189.7	140.2	29.4	25.6	30.3	34.0	**34.2**
Net gain on trading	201.7	304.2	290.0	61.7	-128.3	-134.5	16.7	121.1	148.5	**66.5**
Gain (loss) on private equity investments	7.7	12.3	47.6	76.5	-54.8	-24.8	-15.5	-2.1	2.0	**2.3**
Interest and dividends	401.4	693.8	981.3	796.5	331.4	45.9	40.5	58.4	53.6	**67.4**
Gain (loss) on investments in equity securities	15.3	67.7	-20.1	-48.7	-25.5	-12.9	-3.7	9.8	-2.3	**-3.8**
Private equity entities product sales	75.1	88.2	100.1	-	-	-	-	-	-	**-**
Other	32.3	58.8	67.4	28.2	39.9	6.6	4.5	14.3	8.7	**9.4**
Total revenue	1,126.2	1,792.8	2,049.1	1,593.7	664.5	2.7	146.2	363.6	355.5	**321.6**
Interest expense	327.0	647.2	958.0	806.5	351.9	52.5	47.0	65.2	55.4	**47.1**
Net revenue	799.2	1,145.7	1,091.1	787.3	312.6	-49.7	99.2	298.4	300.0	**274.5**
Non-interest expenses	592.9	693.7	772.6	852.2	1,092.9	349.9	326.1	266.9	272.7	**256.6**
Income (loss) from continuing operations before income taxes	206.3	452.0	318.5	-64.9	-780.3	-399.6	-226.9	31.4	27.3	**18.0**
Income from discontinued operations before income taxes	-	99.4	-	-	-	-	-	-	-	**-**
Income (loss) before income taxes	206.3	551.4	318.5	-64.9	-780.3	-399.6	-226.9	31.4	27.3	**18.0**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from continuing operations	94.7	256.6	175.8	-67.8	-708.2	-342.9	-215.8	11.4	27.7	**10.2**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from discontinued operations	-	47.7	-	-	-	-	-	-	-	**-**
Net income (loss)	94.7	304.3	175.8	-67.8	-708.2	-342.9	-215.8	11.4	**27.7**	**10.2**

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

50

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)		FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3		FY2010.3		
							3Q	4Q	1Q	2Q	3Q
Retail		81.2	197.2	160.9	122.3	18.2	2.3	-5.5	27.9	26.4	**35.2**
Global Markets		60.2	157.7	58.8	-226.2	-574.6	-295.5	-130.8	62.3	46.7	**33.1**
Investment Banking		29.2	51.5	44.4	22.8	-57.4	-19.9	-41.3	-5.4	-9.7	**16.3**
Merchant Banking		-3.0	55.4	52.8	53.3	-85.3	-37.6	-23.0	-3.6	1.3	**-0.9**
Asset Management		13.0	23.8	39.4	34.0	7.4	-2.1	0.5	5.1	4.5	**4.1**
5 Business segment total		180.6	485.7	356.3	6.2	-691.7	-352.9	-200.1	86.3	69.0	**87.8**
Other		7.0	-33.1	22.0	-20.9	-65.4	-35.2	-22.9	-64.6	-39.9	**-65.9**
Segment total		187.6	452.6	378.3	-14.7	-757.1	-388.1	-223.0	21.7	29.1	**21.8**
Unrealized gain (loss) on investments in equity securities held for operating purposes		8.4	59.3	-38.2	-50.2	-23.1	-11.6	-4.0	9.7	-1.8	**-3.9**
Effect of consolidation/deconsolidation of certain private equity investee companies		8.9	-59.9	-21.5	-	-	-	-	-	-	**-**
US GAAP	Income (loss) from continuing operations before income taxes	204.8	452.0	318.5	-64.9	-780.3	-399.6	-226.9	31.4	27.3	**18.0**
	Income from discontinued operations before income taxes	-	99.4	-	-	-	-	-	-	-	**-**
	Total	**204.8**	**551.4**	**318.5**	**-64.9**	**-780.3**	**-399.6**	**-226.9**	**31.4**	**27.3**	**18.0**

Note:
1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside business segments in our segment information.
2. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
3. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
4. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

51

NOMURA

Main revenue items

	(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3		FY2010.3		
							3Q	4Q	1Q	2Q	3Q
Commissions	Stock brokerage commissions (retail)	103.0	153.6	98.3	75.1	50.8	15.0	10.3	15.8	14.7	**12.3**
	Stock brokerage commissions (other)	40.2	79.5	73.2	166.6	144.7	41.8	28.9	39.2	34.5	**33.7**
	Other brokerage commissions	13.0	14.3	6.8	9.3	7.9	3.5	0.9	2.9	-0.0	**2.6**
	Commissions for distribution of investment trusts	41.7	85.1	120.5	121.2	75.9	6.9	19.1	39.5	41.3	**43.6**
	Other	24.1	23.8	38.6	32.4	27.5	6.3	7.3	4.7	5.0	**8.8**
	Total	222.0	356.3	337.5	404.7	306.8	73.4	66.3	102.0	95.4	**101.1**
Fees from Investment Banking	Equity underwriting and distribution	49.1	57.3	56.6	32.1	13.2	8.8	1.5	17.1	7.7	**30.4**
	Bond underwriting and distribution	20.5	21.2	15.3	13.4	11.9	0.6	4.0	3.8	2.9	**6.5**
	M&A / financial advisory fees	22.6	30.3	26.7	37.8	26.7	10.1	5.8	8.6	4.9	**7.6**
	Other	0.1	0.1	0.7	1.8	3.1	0.1	0.5	0.3	0.1	**0.1**
	Total	92.3	108.8	99.3	85.1	55.0	19.7	11.8	29.7	15.6	**44.5**
Asset Management and portfolio service fees	Asset management fees	51.1	68.5	106.3	150.3	104.1	21.2	18.4	22.0	26.0	**25.5**
	Administration fees	16.1	20.6	24.0	21.7	21.3	4.8	4.1	4.5	4.6	**4.8**
	Custodial fees	11.3	13.6	15.7	17.7	14.7	3.4	3.0	3.8	3.4	**4.0**
	Total	78.5	102.7	146.0	189.7	140.2	29.4	25.6	30.3	34.0	**34.2**
Net gain on trading[1]	Bonds and other	120.9	150.9	154.9	-70.3	-87.0	-120.0	77.9	56.0	93.8	**24.0**
	Equity	76.8	148.1	137.6	137.0	-38.7	-14.0	-59.7	64.8	53.6	**38.3**
	Merchant banking	4.0	5.2	-2.5	-5.0	-2.7	-0.6	-1.6	0.3	1.1	**4.2**
	Net interest revenue	74.3	46.6	23.3	-9.9	-20.5	-6.6	-6.5	-6.8	-1.9	**20.4**
	Total	276.0	350.8	313.4	51.8	-148.9	-141.1	10.2	114.3	146.6	**86.8**

1. Includes net interest revenue.

52

Nomura Holdings, Inc.

www.nomura.com